EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

INFOTECH USA, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter referred to as the “corporation”) is InfoTech USA, Inc.

2. The Certificate of Incorporation of the corporation is hereby amended by striking out Article First thereof and by substituting in lieu of said Article the following new Article:

FIRST: The name of the corporation is IFTH Acquisition Corp.

3. This Certificate of Amendment of Certificate of Incorporation shall become effective at 11:59 p.m. on December 31, 2007.

4. This Certificate of Amendment of the Certificate of Incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on December 31, 2007.

/s/ J. Robert Patterson
J. Robert Patterson, Vice President